

Mail Stop 4561

June 30, 2017

Karen Rapp
Chief Financial Officer
National Instruments Corporation
11500 North MoPac Expressway
Austin, TX 78759

     Re: **National Instruments Corporation**
           Form 10-K for the fiscal year ended December 31, 2016
           Filed February 16, 2017
           File No. 000-25426

Dear Ms. Rapp:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Kathleen Collins

Kathleen Collins
Accounting Branch Chief
Office of Information Technologies
and Services

cc: J. Robert Suffoletta,
Legal Counsel at Wilson Sonsini Goodrich & Rosati